UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

CAPSTONE FINANCIAL GROUP, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

14069V 100
(CUSIP Number)

Darin Richard Pastor
2600 Michelson Dr., Suite 700
Irvine, CA 92612
(716) 462-3080

with a copy to:

Stoecklein Law Group, LLP.
401 West A Street, Suite 1150
San Diego, CA 92101
(619) 704-1310
Fax (619) 704-0556
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

September 6, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14069V 100 Page 2 of 4 Pages

1           NAME OF REPORTING PERSON                                                                                                Darin R. Pastor

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3           SEC USE ONLY

4           SOURCE OF FUNDS (See Instructions)                                                                                                           (PF)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION                                                                                                US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER	3,548,200 (1)

	(8)	SHARED VOTING POWER	0

	(9)	SOLE DISPOSITIVE POWER	3,548,200 (1)

	(10)	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,548,200 (1) Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                                                                                                     78.7%

14           TYPE OF REPORTING PERSON*                                                                                                (IN) INDIVDUAL

(1)	All share numbers have not been adjusted to reflect a 20-for-1 forward split to be distributed on September 24, 2013 upon approval from FINRA announcing effectiveness of the 20-for-1 forward split.

CUSIP No. 14069V 100 Page 3 of 4 Pages

Item 1.    Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Capstone Financial Group, Inc. (the “Issuer”), a Nevada corporation, having its principal executive offices 2600 Michelson Dr., Suite 700, Irvine, CA 92612.

Item 2.    Identity and Background

(a)	Darin R. Pastor

(b)	The business address of Mr. Pastor is 2600 Michelson Dr., Suite 700, Irvine, CA 92612

(c)	Mr. Pastor’s principal occupation is acting as the Chief Executive Officer, Secretary, Treasurer, and Chairman of the Board of the Issuer.

(d)	Mr. Pastor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Pastor has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Pastor is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On September 6, 2013, Mr. Pastor purchased 3,548,200 (70,964,000,000 post 20:1 forward split) shares of the Issuer’s restricted common stock directly from Ryan Faught, for total consideration of $1,774.10, all of which was paid in cash.

Item 4.    Purpose of Transaction

Mr. Pastor holds the Issuer’s securities for investment purposes and intends to continue to evaluate their respective investments in the securities.

Mr. Pastor intends to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock.

Except as set forth herein, Mr. Pastor does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Mr. Pastor reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by Mr. Pastor to the extent deemed advisable in light of general investment policies, market conditions and other factors.

CUSIP No. 14069V 100 Page 4 of 4 Pages

Item 5.                      Interest in Securities of Issuer

(a)
As of the filing date of the Schedule 13D, Mr. Pastor may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) sole power to vote the 3,548,200 shares of Common Stock, which represents approximately 78.7% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-1(j). This percentage of beneficial ownership was calculated by dividing the number of shares beneficially owned by Mr. Pastor by 4,510,000 shares (the number of outstanding shares of common stock of the Issuer as of September 16, 2013, based upon the Issuer’s certified stockholder list).

(b)	The responses of Mr. Pastor to Items 7-11 of the cover page of this Schedule 13D are incorporated by reference.

(c)	The transactions by Mr. Pastor in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7. Materials to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      September 16, 2013

By:      /S/ Darin Pastor
Darin Pastor